REED W. TOPHAM Direct (801) 578-6918 rwtopham@stoel.com

May 6, 2009

VIA EDGAR SUBMISSION AND OVERNIGHT DELIVERY

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Kevin L. Vaughn

                  Eric Atallah

                  Tim Buchmiller

                  Joseph McCann

Re:	Raser Technologies, Inc.
Form 10-K for the Year Ended December 31, 2008
File No. 001-32661

Dear Gentlemen:

On behalf of Raser Technologies, Inc., a Delaware corporation (the “Company”), please find below the Company’s responses to the comment letter to Brent M. Cook, dated April 22, 2009, from the Staff of the Securities and Exchange Commission (the “SEC”), regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2008. The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold italics).

Item 1.	Business, page 3

Development of Geothermal Power Plants, page 14

1.	Please refer to prior comment 5. We note that once management has achieved a high degree of confidence that commercially viable geothermal resources exist at a particular project, you begin to capitalize costs related to that project. For each project that management has determined that there is a high degree of confidence that a commercially viable geothermal resource exists, please revise future filings to disclose the date on which management reached this conclusion and the objective and verifiable evidence that management relied upon in making this determination.

Response:

In its future filings with the SEC, the Company will disclose for each project for which management has determined with a high degree of confidence that a commercially viable geothermal resource exists, the date on which management reached such determination and the objective and verifiable evidence that management relied upon in making this determination.

2.	Please tell us and revise future filings to clearly disclose, if true, that you also determine that the project is economically feasible prior to reaching the high degree of confidence threshold. In this regard, please also tell us how your economic feasibility analysis considers any possible cost overruns or other contingencies (i.e., unsuccessful wells, material costs, etc.).

Response:

In its future filings with the SEC, the Company will disclose that prior to reaching the high degree of confidence threshold for a given project it first determines that the project is economically feasible. As part of the Company’s economic feasibility analysis, the Company acknowledges that the development of its geothermal power plants will not always proceed as planned. The Company includes in its economic analysis determination for each plant certain additional costs to account for the potential drilling of unsuccessful wells and increases in material, equipment and construction costs associated with developing the plant.

Item 1A.	Risk Factors, page 43

3.	In your future filings, as applicable, please disclose and quantify your negative working capital position in your first or second risk factors.

Response:

In its future filings with the SEC, the Company will disclose and quantify its negative working capital position, as applicable, in its first or second risk factors.

Development of Geothermal Power Plants, page 14

4.	Please refer to prior comment 5. We note that once management has achieved a high degree of confidence that commercially viable geothermal resources exist at a particular project, you begin to capitalize costs related to that project. For each project that management has determined that there is a high degree of confidence that a commercially viable geothermal resource exists, please revise future filings to disclose the date on which management reached this conclusion and the objective and verifiable evidence that management relied upon in making this determination.

Response:

In its future filings with the SEC, the Company will disclose for each project for which management has determined with a high degree of confidence that a commercially viable geothermal resource exists, the date on which management reached such determination and the objective and verifiable evidence that management relied upon in making this determination.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 63

Critical Accounting Policies and Estimates, page 64

5.	Please refer to prior comments 9 and 10. In regards to your evaluation of your geothermal projects for possible impairment, please tell us and revise future filings to address the following:

•	Disclose the asset group that you use for purposes of assessing impairment under SFAS 144,

•	Disclose your valuation methodology for determining impairment, including all material assumptions, and

•	Disclose the material sources of cash inflows and outflows used in your impairment analysis.

Response:

Thermo No. 1 has one primary revenue generating asset, a geothermal power plant capable of producing 14 megawatts (“MW”) of electricity. The power plant is an integrated facility, composed of production, re-injection and cold water wells, turbines, piping and transmission lines. The carrying cost of the integrated power plant is considered to be the “asset group” for purposes of Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). All production from the power plant is sold to a single customer, the City of Anaheim, under a 20 year power purchase agreement. All operating costs relate directly to the operation of the power plant. Accordingly, for purposes of assessing impairment under SFAS 144, the Company believes the geothermal power plant is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities; therefore, the geothermal power plant is considered the “primary asset” as defined by SFAS 144, paragraph 18.

The Thermo No. 1 power plant is classified as a “Long-lived asset to be held and used.” In accordance with SFAS 144, an impairment loss is recognized only if the carrying amount of the Thermo asset group is not recoverable from the related undiscounted cash flows. If it is not recoverable, an impairment loss is measured as the amount by which the carrying amount of the asset group exceeds its fair value.

SFAS 144 provides for a probability-weighted cash flow estimation approach to deal with situations in which alternative courses of action to recover the carrying amount of a long-lived asset are under consideration or a range is estimated for the amount of possible future cash flows. The Company believes a range of expected undiscounted future cash flows exists due to varying levels of production that is dependent on stabilization of the geothermal wells; therefore, a probability-weighted approach was utilized in considering the likelihood of each possible outcome.

The power plant’s only source of cash inflows is derived from the expected revenues generated from the production of electricity. Material sources of cash outflows include the day-to-day operations and maintenance of the power plant facility, future periodic expenditures necessary to maintain the service potential of the power plant, as well as future expenditures necessary to substantially complete the power plant.

Material assumptions in the impairment analysis include the assumption the power plant will continue to produce electricity over its 35 year useful life and a power purchase contract will be renewed at the end of the 20 year term of the existing power purchase agreement. In addition, the Company assumed reasonable increases in operating costs consistent with an inflationary rate, and even though cash inflows remain flat over the last 15 years of the plant life, operating cost outflows continue to increase by a reasonable inflationary rate over the entire 35 years.

Part III, page 95

6.	We note that earlier today you filed an amended Form 10-K with certain Part III information. Given the recent nature of this filing, we have not reviewed your updated Part III disclosures. To the extent that we decide to review these disclosures, we may have additional comments which would be provided in a subsequent comment letter.

Item 15,	Exhibits, Financial Statement Schedules, page 95

7.	We note your disclosure on pages 18 and 19 concerning geothermal lease agreements with the State of Utah, involving approximately 5,500 acres, and your lease with an unnamed private landowner involving approximately 11,000 acres. Given your statement on page 19 that these lease arrangements cover most of the area you consider to be the heart of the Thermo geothermal resource, please file these lease arrangements as material contracts or explain to us why you believe they are not material to your business. Please refer to Item 601(b)(10) of Regulation S-K.

Response:

In its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (the “First Quarter 2009 10-Q”), the Company will file as exhibits the geothermal lease agreements the Company entered into with the State of Utah School and Institutional Trust Lands Administration to acquire the geothermal rights in the Thermo area totaling approximately 5,500 acres. The Company will also file as an exhibit in the First Quarter 2009 10-Q the geothermal lease agreement associated with the geothermal rights on approximately 11,000 acres of land located in the Thermo area. The agreements to be included as exhibits in the First Quarter 2009 10-Q will include:

•

Amended and Restated Utah State Mineral Lease Form—Geothermal Energy Lease, ML 50921, dated April 1, 2007, between Raser Technologies, Inc. and the State of Utah, acting by and through the School and Institutional Trust Lands Administration.

•

Utah State Mineral Lease Form—Geothermal Energy Lease, ML 51151, dated April 1, 2007, between Intermountain Renewable Power, LLC and the State of Utah, acting by and through the School and Institutional Trust Lands Administration.

•

Utah State Mineral Lease Form—Geothermal Energy Lease, ML 51193, dated March 1, 2008, between Raser Technologies, Inc. and the State of Utah, acting by and through the School and Institutional Trust Lands Administration.

•

Utah State Mineral Lease Form—Geothermal Energy Lease, ML 50856, dated April 1, 2007, between Raser Technologies, Inc. and the State of Utah, acting by and through the School and Institutional Trust Lands Administration.

•

Utah State Mineral Lease Form—Geothermal Energy Lease, ML 50773, dated April 1, 2007, between Intermountain Renewable Power, LLC and the State of Utah, acting by and through the School and Institutional Trust Lands Administration.

•	Geothermal Lease Agreement, dated as of September 25, 2007, between Intermountain Renewable Power, LLC and Minersville Land and Livestock Company.

8.	We note your disclosures on pages 37 and 79 concerning the December 23, 2008 amendments to your purchase agreements with a subsidiary of United Technologies. Given your disclosure on page 79 that you owed approximately $56.3 million to complete these agreements as of December 31, 2008, please file these agreements as material contracts or explain to us why you believe they are not material to your business. Please refer to Item 601(b)(10) of Regulation S-K.

Response:

The Company recently restructured all but two of its outstanding agreements with United Technologies pursuant to an agreement (the “Agreement”) by and among, Trail Canyon Geothermal No. 1 SV-02, LLC, Raser Power Systems, LLC, the Company and Pratt & Whitney Power Systems, Inc. The Agreement was filed as an exhibit to the Company’s Current Report on Form 8-K dated April 16, 2009. The Company does have two additional agreements that are currently effective with UTC Power Corporation, a subsidiary of United Technologies. These agreements relate to the purchase of power generating units and the associated services UTC Power Corporation will provide in connection with such units. The Company will file as exhibits in the First Quarter 2009 10-Q the following two agreements:

•	Purchase Contract, dated August 31, 2008, between Thermo No. 1 BE-01, LLC and UTC Power Corporation.

•	Service Agreement, dated August 31, 2008, between Thermo No. 1 BE-01, LLC and UTC Power Corporation.

Financial Statements, page F-1

Note 2. Summary of Significant Accounting Policies, page F-14

Accounting for Geothermal Activities, page F-16

9.	You state on page F-17 that you “only decide to pursue a project at a site if you determine with a high degree of confidence that (i) the site contains an adequate renewable geothermal resource to support a plant…and (ii) [you] can effectively transmit and sell the power generating at a facility.” Please revise this disclosure in future filings to state clearly, if true, that the determination of whether a project has met the “high degree of confidence” threshold is also contingent upon a successful economic viability analysis. Please note this comment also applies to your discussion under “Capitalization of Costs” on page F-18.

Response:

In its future filings with the SEC, the Company will revise its disclosures to state that the determination of whether a project has met the “high degree of confidence” threshold is contingent upon a successful economic viability analysis.

Capitalization of Costs, page F-18

10.	You state that the determination of whether a site contains adequate renewable geothermal resources to support a plant that will continually produce electricity without any substantial degradation of the heat resource “involves significant management judgment and is based on the information available at the time, which may be limited.” Please explain to us how you are able to satisfy the “high degree of confidence” threshold if the underlying information is “limited.” Alternatively, revise this disclosure in future filings to clearly disclose, if true, that the determination is based on various objective and verifiable information such as those described on page 15 of this Form 10-K.

Response:

In its future filings with the SEC, the Company will revise its disclosures to state that the determination of whether a site contains adequate renewable geothermal resources to support a plant that will continually produce electricity without any substantial degradation of the heat resource is based on various objective and verifiable information. The Company will also include disclosure summarizing the objective and verifiable information on which such determination is based.

Note 13. Minority Interest, page F-40

11.	Please refer to comments 13 through 16. We note that at the current time you have not decided at this time whether you will exercise the flip purchase option. Please confirm to us that you will continue to evaluate the likelihood of exercising this option in all subsequent reporting periods and will modify your accounting under SFAS 66 as necessary.

Response:

The Company plans to continue to evaluate the likelihood of exercising the flip purchase option in all subsequent reporting periods and will modify its accounting under SFAS 66 as necessary.

12.	We note that in connection with the tax equity financing, there is a basis difference between your investment in Thermo No. 1 BE-01, LLC and your claim on the book value of Thermo No. 1 BE-01, LLC at the time the investment was made. We note that your ongoing calculation in connection with the hypothetical liquidation at book value does not include any adjustment in connection with this basis difference. Please tell us possible alternative methods you considered to account for this basis difference and why you concluded that your current calculation is the most appropriate.

Response:

As discussed on a conference call earlier today with the Staff of the SEC, the Company will provide a response to Comment No. 12 through a separate letter.

Form 8-K dated April 16, 2009

13.	We note from this Form 8-K that your Thermo No. 1 plant is operational but that you are not currently operating at full capacity. Please tell us what level you are currently operating at. In addition, provide us with your timetable of when you expect to increase to full capacity and confirm that this timetable does not cause a violation of your agreement with the City of Anaheim.

Response:

While the Thermo No. 1 plant is operational and the Company is selling electricity to the City of Anaheim in accordance with its power purchase agreement, the Thermo No. 1 Plant is not currently operating at full capacity. The Thermo No. 1 plant has ramped up to produce as much as approximately 6.0 MW of gross electrical power with approximately 3.0 MW being delivered and sold to the City of Anaheim. The Company recently had to remove a well pump for maintenance so that the facility is currently generating approximately 4.2 MW of gross electrical power and delivering approximately 2.0 MW to the City of Anaheim. At full capacity, we expect the plant to produce approximately 14 MW of gross electrical power and deliver at least 11 MW of this output to the City of Anaheim. The Company expects the Thermo No. 1 power plant to become operational at or near full capacity by July 2009.

The Company’s power purchase agreement with the City of Anaheim requires that, subject to certain exceptions, the Thermo No. 1 plant begin scheduling and delivering electricity to the City of Anaheim no later than May 15, 2009. The Company began scheduling and delivering power to the City of Anaheim on April 16, 2009. The power purchase agreement does not require the Thermo No. 1 plant to deliver any particular minimum level of power to Anaheim by any particular date. Accordingly, the Company has fulfilled the requirement to begin delivering power, and the Company will not be in breach of its power purchase agreement with Anaheim if the Thermo No. 1 plant fails to reach full capacity by July 2009, as expected.

*    *    *    *    *

We believe the foregoing discussion is responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (801) 578-6918.

Very truly yours,

/s/ REED W. TOPHAM
Reed W. Topham

cc:	Brent M. Cook (Raser Technologies, Inc.)

Martin F. Petersen (Raser Technologies, Inc.)

Richard Holt (Raser Technologies, Inc.)

Reynold Roeder (Raser Technologies, Inc., Audit Committee Chairman)